FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 6/6/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F  X   Form 40-F
                                    -----          -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No
                                    -----     -----



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing confirmation of dividend payment and election of Directors.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul Darderes
    -----------------
Name: Raul Darderes
Title: Secretary to the Board of Directors


Dated: June 6, 2007

     Ternium Confirms Dividend Payment and Election of Directors


    LUXEMBOURG--(BUSINESS WIRE)--June 6, 2007--Ternium S.A. (NYSE:TX), in its annual general shareholders meeting today, approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006 and the proposed dividend of US$0.05 per share (US$0.50 per ADS), or approximately US$100 million. Ternium will pay the dividend on June 12, 2007 and the corresponding ex-dividend date will be June 7.

    The shareholders meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Rinaldo Campos Soares, Carlos Condorelli, Adrian Lajous, Bertoldo Machado Veiga, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Pedro Pablo Kuczynski as members of the board of directors to serve until the next annual shareholders meeting which will be held in June 2008.

    The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of Ternium's board of directors; Daniel Novegil as chief executive officer of Ternium; and confirmed Ubaldo Aguirre and Adrian Lajous and appointed Pedro Pablo Kuczynski as members of the Company's audit committee, with Mr. Aguirre to continue as chairman. All three members of the audit committee are independent directors.

    The company re-appointed PricewaterhouseCoopers as its independent auditor for the 2007 fiscal year.

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and shipments of 9.0 million tons of steel products in 2006. More information about Ternium is available at www.ternium.com.


    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, USA +1-866-890-0443
             Mexico: +52 (81) 8865 2111
             Argentina: +54 (11) 4018 2389
             www.ternium.com